FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Young, Larry D. (Last) (First) (Middle) 4000 Dain Rauscher Plaza 60 South Sixth Street (Street) Minneapolis, Minnesota 55402 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol PepsiAmericas, Inc. PAS 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year 4/4/2003 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

      Director

  X   Officer (give title below)

      10% Owner

      Other (specify below)

Executive Vice President - Corporate Affairs

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	4/4/03		S		2,000	D	$11.4795	61,231(1)	D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (Right to Buy)	$12.01							(2)	2/26/13	Common Stock	30,900		30,900	D
Stock Option (Right to Buy)	$12.68							(3)	2/21/12	Common Stock	70,000		70,000	D
Stock Option (Right to Buy)	$16.475							(4)	2/16/11	Common Stock	38,475		38,475	D
Stock Option (Right to Buy)	$11.9688							(5)	2/18/10	Common Stock	49,662		49,662	D
Stock Option (Right to Buy)	$12.75							(5)	2/18/10	Common Stock	57,138		57,138	D
Stock Option (Right to Buy)	$22.625							(5)	1/25/09	Common Stock	116,100		116,100	D
Stock Option (Right to Buy)	$16.125							(5)	1/30/08	Common Stock	90,000		90,000	D
Stock Option (Right to Buy)	$14.4648							(5)	5/1/07	Common Stock	27,105		27,105	D
Stock Option (Right to Buy)	$15.876							(5)	5/2/06	Common Stock	19,611		19,611	D
Stock Option (Right to Buy)	$11.4464							(5)	5/04/05	Common Stock	4,783		4,783	D
Stock Option (Right to Buy)	$9.8392							(5)	7/1/04	Common Stock	4,783		4,783	D

Explanation of Responses:

(1)                                  Consists of (a) 1,045 shares and (b) an aggregate of 60,186 shares underlying the following restricted stock awards: (i) 11,600 under the award of 11,600 shares issued on February 26, 2003, which vests in three equal annual installments commencing on February 26, 2004; (ii) 15,546 shares under an award of 18,000 shares issued on February 21, 2002, which vests in three equal annual installments commencing February 21, 2003; (iii) 25,000 shares under an award issued February 21, 2002, which vests in its entirety on February 21, 2005; and (iv) 8,040 shares under an award of 9,310 shares issued February 16, 2001, which vests in three equal annual installments commencing on February 16, 2002.  Excludes shares owned indirectly through PepsiAmericas, Inc.'s 401(k) plans.

(2)                                  The option vests in three equal annual installments commencing on February 26, 2004.

(3)                                  The option vests in three equal annual installments commencing on February 21, 2003.

(4)                                  The option vests in three equal annual installments commencing on February 16, 2002.

(5)                                  The option is fully exercisable.

/s/ Brian D. Wenger ** Signature of Reporting Person Brain D. Wenger, Attorney-In-Fact	4/4/03 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002